Filed pursuant to Rule 424(b)(3)

Registration No. 333-150614

PROSPECTUS

5,227,183 Shares

NeurogesX, Inc.

Common Stock

On December 28, 2007 and January 3, 2008, the selling stockholders set forth in the section starting on page 24 of this prospectus acquired 4,020,910 shares of our common stock and warrants to purchase up to 1,206,273 shares of our common stock directly from us in a private placement that was exempt from the registration requirements of the securities laws. This prospectus relates to the resale of up to all 5,227,183 of such shares of common stock by such selling stockholders. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders, but we will receive proceeds from the exercise of warrants, if exercised for cash.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell shares of common stock in the section titled “Plan of Distribution” on page 27. We will not be paying any underwriting discounts or commissions in this offering. We will pay the expenses incurred in registering the shares, including legal and accounting fees.

Our common stock is listed on The NASDAQ Global Market under the symbol “NGSX.” The last reported sale price for our common stock on May 2, 2008 was $3.00 per share.

Investment in our common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 13, 2008.

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with additional or different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or of any sale of our common stock.

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PROSPECTUS SUMMARY

The following summary highlights information contained in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about the company and this offering, the following summary may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 3, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. References in this prospectus to “our company,” “we,” “our,” “NeurogesX” and “us” refer to NeurogesX, Inc. References to “selling stockholders” refers to the stockholders listed herein under the heading “Selling Stockholders” on page 24, who may sell shares from time to time as described in this prospectus.

About This Prospectus

This prospectus is part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission, or the Commission, to register 5,227,183 shares of our common stock, consisting of 4,020,910 shares of common stock currently issued and outstanding, or the Common Shares, as well as up to 1,206,273 shares of common stock, or the Warrant Shares, issuable upon exercise of warrants, or the Warrants. Together the Common Shares and the Warrant Shares are referred to in this prospectus as the “Shares.” The Common Shares and Warrants were sold in connection with our private placement which closed on December 28, 2007 and January 3, 2008, as described in the Current Report on Form 8-K filed by us with the Commission on December 28, 2007. The Shares are being registered for resale or other disposition by the selling stockholders or their transferees. We will not receive any proceeds from the sale or other disposition of the Shares registered hereunder, or interests therein. We will, however, receive proceeds from the exercise of any Warrants, if the exercise price is paid in cash. If all of the Warrants are exercised for cash, we will receive proceeds of approximately $9.67 million, which we currently intend to use for general corporate purposes.

About NeurogesX, Inc.

We are a biopharmaceutical company focused on developing and commercializing novel pain management therapies. We are assembling a portfolio of pain management product candidates and are developing innovative new therapies based on known chemical entities. Our initial focus is on the management of chronic peripheral neuropathic pain including postherpetic neuralgia, or PHN, painful HIV-distal sensory polyneuropathy, or HIV-DSP, and painful diabetic neuropathy, or PDN. Our most advanced product candidate, NGX-4010, a synthetic capsaicin-based dermal patch designed to manage pain associated with peripheral neuropathic pain conditions, has completed three pivotal Phase 3 clinical trials that met their primary endpoints, two in PHN and one in HIV-DSP. The results of these successful studies demonstrated that a single 30 or 60 minute application of NGX-4010, depending on the indication, may provide at least 12 weeks of clinically-meaningful pain relief. We have also completed two Phase 3 trials for NGX-4010 that have not met their primary endpoints, one in PHN and one in HIV-DSP. We intend to submit a new drug application, or NDA, with the United States Food and Drug Administration, or FDA, for NGX-4010 for PHN in 2008 based on our two successfully completed Phase 3 studies in PHN.

In September, 2007, our marketing approval application, or MAA, which was based upon our then available clinical trials data, was accepted for review by the European Medicines Agency, or EMEA. This application was accepted under the centralized procedure and seeks approval for NGX-4010 for peripheral neuropathic pain. We intend to supplement our MAA filing with clinical data that became available after our initial filing. The incorporation of significant additional clinical data to our MAA could delay the EMEA’s approval of our MAA, or could cause us to withdraw the MAA based on the EMEA’s response to such additional data. We intend to pursue with the regulatory authorities the possible approval for peripheral neuropathic pain. However, our MAA may be limited to specific neuropathic pain indications, such as PHN.

We expect to proceed with our clinical program in PDN in 2008. We are also developing a non-patch liquid formulation of synthetic capsaicin, NGX-1998, which we anticipate will continue Phase 1 clinical trials in 2008, and are developing an opioid analgesic for use in managing pain associated with other chronic pain conditions. We hold all worldwide commercial rights to our product candidates and are actively engaged in discussions with potential commercial partners.

We were incorporated in California as Advanced Analgesics, Inc. on May 28, 1998 and changed our name to NeurogesX, Inc. in September 2000. In February 2007, we reincorporated into Delaware. Our principal executive offices are located at 2215 Bridgepointe Parkway, Suite 200, San Mateo, CA 94404 and our telephone number at that address is (650) 358-3300.

“NEUROGESX” is our unregistered trademark. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors described below, and all other information contained in or incorporated by reference in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business, financial condition, operating results or cash flows. As a result, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results or financial condition and could result in a complete loss of your investment.

Risks Related to our Business

Our success depends substantially on our ability to obtain U.S. regulatory approval for our lead product candidate, NGX-4010.

Our success depends substantially on obtaining regulatory approval for our most advanced product candidate, NGX-4010, a dermal patch containing a high-concentration of synthetic capsaicin. NGX-4010 has been evaluated in three completed Phase 3 clinical trials for the management of pain associated with PHN, one of which did not meet its primary endpoint, and two completed Phase 3 clinical trials for the management of pain associated with HIV-DSP, one of which did not meet its primary endpoint. The FDA generally requires successful completion of at least two adequate and well-controlled Phase 3 clinical trials for each indication for which we seek marketing approval before submission of an NDA. We may not have adequate financial or other resources to pursue this product candidate for either or both indications through the clinical trial process or through commercialization. Further, although our analyses of our two Phase 3 studies in PHN indicated that their primary endpoints were met, the FDA may not agree with our analyses and may require that we complete additional studies or perform other activities to support an approval of the PHN indication. If our clinical trials fail to demonstrate with substantial evidence that NGX-4010 is both safe and effective, we will not be able to commercialize the product in the United States and our business will be significantly harmed, we may be unable to become profitable or continue our operations, or, even if we are able to commercialize NGX-4010 in the United States, there can be no assurance that we can become profitable. As a consequence of any of these factors, our stock price would be adversely affected. We anticipate that we will seek FDA approval for NGX-4010 for PHN and we are continuing to analyze the data from our most recent study in HIV-DSP and are evaluating whether or not to seek approval for that indication or alternatively whether more studies may be required to achieve an HIV-DSP approval. If we decide to seek approval in HIV-DSP, we would likely do so no sooner than after the FDA has completed its review of the PHN NDA submission, which we anticipate will take approximately 12 months from the date of our submission being accepted by the FDA, but could be significantly longer. Further, we may decide not to conduct further studies in HIV-DSP and ultimately may not seek approval of the HIV-DSP indication in which case our potential revenues could be negatively impacted.

We may not be successful in obtaining European regulatory approval for NGX-4010.

Our MAA for NGX-4010 was accepted by the EMEA in September, 2007. Our filing relied on published scientific literature for certain basic research data and there can be no assurance that the European authorities will accept that these literature references satisfy the MAA requirements for such data. We are requesting marketing authorization for a broad indication of peripheral neuropathic pain for NGX-4010 based on the results of our first two completed Phase 3 clinical trials that met their primary endpoints, one for the treatment of PHN and the other for the treatment of HIV-DSP which were initially submitted as part of our filing. We have received the EMEA’s initial questions regarding our application and are currently in the process of responding to those questions. As part of our response, we intend to submit additional data that may include data from our most recently completed Phase 3 study in PHN, the results of a recently completed long term safety study as well as the available results of our most recently completed Phase 3 study in HIV-DSP, where the primary endpoint was not met. As a result of this significant addition of data to our response to the EMEA’s initial questions, we have requested and have been granted an extension of time to submit our response to the EMEA. Due to the significant amount of additional data we intend to include in the MAA, the EMEA’s decision regarding our MAA could be delayed, or we could decide to withdraw the MAA based on the EMEA’s response to such additional data, which would cause a significant delay in the timing to potential approval of our product in Europe. Further, our failure to adequately address the EMEA’s questions or to do so in a timely manner may result in our not achieving approval for NGX-4010 in Europe. Further, if we do obtain marketing authorization, the authorization may not be as broad as we would like. For example, the EMEA may, like the FDA, only approve NGX-4010 for particular neuropathic pain indications for which we submit sufficient data, rather than accepting such data as supportive of a broad marketing authorization for peripheral neuropathic pain in general. The EMEA may determine that the data we submit are not sufficient for a favorable opinion and may halt or delay the approval process. If NGX-4010 does not receive European marketing authorization, we will not be able to commercialize the product in Europe. Consequently, our ability to generate revenue will be significantly harmed, we may be unable to become profitable or continue our operations and our stock price will be adversely affected.

Our clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates, which could prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of NGX-4010 or any other product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that the product is both safe and effective for use in each target indication. Clinical trial results from the study of neuropathic pain are inherently difficult to predict. The primary measure of pain is subjective patient feedback, which can be influenced by factors outside of our control, and can vary widely from day to day for a particular patient, and from patient to patient and site to site within a clinical study. The results we have obtained in completed clinical trails may not be predictive of results from our ongoing or future trials. Additionally, we may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies.

Some of our trial results have been negatively affected by factors that had not been fully anticipated prior to our examination of the trial results. For example, as is the case in our most recent Phase 3 study in HIV-DSP, we have from time to time observed a significant “placebo effect” within our control groups—a phenomenon in which a sham treatment or, in the case of our studies, a low-dose capsaicin treatment that we believed would not be effective, results in a beneficial effect. We have also observed a gender difference in how patients experience pain and respond to both the treatment and the low concentration control. Although we have designed our protocols in ongoing studies to address gender differences and other factors, there can be no assurance that our protocol designs will be adequate or that factors that we may or may not be aware of or anticipate, will not have a negative effect on the results of our ongoing clinical trials, which could significantly disrupt our efforts to obtain regulatory approvals and commercialize our product candidates. Furthermore, we may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable safety risk to patients. In our completed Phase 3 trials there have been three serious adverse events (totaling less than 1%) related to NGX-4010, two related to pain and one case of hypertension. In our PHN studies C108 and C110, more cardiac adverse events occurred in subjects treated with NGX-4010 than subjects receiving the control patch. Evaluation of these adverse events did not indicate that they were treatment related. In our most recent PHN studies, C116 and C117, a similar number of subjects in the NGX-4010 and control groups had cardiac events. However, future late stage clinical trials in other indications or in a larger patient population could reveal more frequent, more severe or additional side effects that were not seen or deemed unrelated in earlier studies, any of which could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities stopping further development of or denying approval of our product candidates. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial, modify our regulatory strategy or even discontinue development of one or more of our product candidates.

A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. If our product candidates are not shown to be both safe and effective in clinical trials, the resulting delays in developing other compounds and conducting associated preclinical testing and clinical trials, as well as the potential need for additional financing, would have a material adverse effect on our business, financial condition and results of operations.

We cannot predict whether regulatory agencies will determine that the data from our NGX-4010 clinical and non-clinical development program support marketing approval.

The FDA’s and EMEA’s decisions to approve NGX-4010 will depend on our ability to demonstrate with substantial evidence, through a thorough non-clinical evaluation as well as sufficient well-controlled clinical trials, that NGX-4010 is safe and effective. With regard to our non-clinical evaluations, safety is evaluated through a series of laboratory and animal studies to assess the overall safety and toxicity profile of the product candidate. In addition the FDA may consider our product candidate a new chemical entity which could have an effect on the scope of non-clinical studies required for marketing approval. While we have developed our non-clinical program anticipating the requirements for new chemical entity approval, there can be no assurance that the extent of our testing or the results of our studies will be viewed by the FDA as sufficient to support approval of our product candidate. With regard to well-controlled clinical trials, efficacy is measured statistically by comparing the overall improvement in pain in actively-treated patients against improvement in pain in the control group. However, there is a possibility that our data may be statistically significant, but that the actual clinical benefit of the NGX-4010 treatment may not be considered to be significant. Consequently, we believe that the FDA will consider additional data, such as a “responder” analysis and other secondary endpoints when evaluating whether our product can be approved. We believe that the FDA views “responders” as patients who experience at least a 30% reduction in overall pain. The EMEA standard for reduction in overall pain is between 30% to 50%. We cannot predict whether the regulatory agencies will find that our trial results provide compelling “responder” or other secondary endpoint data. Even if we believe that the data from our non-clinical studies and clinical trials will support marketing approval in the United States or in Europe, we cannot predict whether regulatory agencies will agree with our analysis and approve our applications.

We have no manufacturing capabilities and depend on other parties for our manufacturing operations. If these manufacturers fail to meet our requirements and strict regulatory requirements, our product development efforts may be negatively affected, we may not be able to obtain regulatory approval for our product candidates and our commercialization efforts may be materially harmed.

We currently depend on four contract manufacturers as single source suppliers for the components of our NGX-4010 product candidate: synthetic capsaicin, the dermal patch, the associated cleansing gel and the fully assembled NGX-4010 treatment kit. To date, we have entered into long term commercial supply agreements for the dermal patch and our cleansing gel, but have not yet entered into long term supply agreements with either of our other contract manufacturers and these manufacturers could terminate their relationships with us at any time and for any reason. If our relationship with any of these manufacturers is terminated, or if any manufacturer is unable to produce required quantities on a timely basis or at all, our operations would be delayed and our business harmed.

Our reliance on contract manufacturers exposes us to additional risks, including:

•	failure of our current and future manufacturers to comply with strictly-enforced regulatory requirements;

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failure of our current and future manufacturers to complete the development and scale-up of the manufacturing process including adequately analyzing and documenting the source and chemical make-up of ingredients that make up our product candidate;

•	failure to manufacture to our specifications, or to deliver sufficient quantities in a timely manner;

•	the possibility that we may terminate a contract manufacturer and need to engage a replacement;

•	the possibility that our current and future manufacturers may not be able to manufacture our product candidates and products without infringing the intellectual property rights of others;

•	the possibility that our current and future manufacturers may not have adequate intellectual property rights to provide for exclusivity and prevent competition; and

•	insufficiency of intellectual property rights to any improvements in the manufacturing processes or new manufacturing processes for our products.

Any of these factors could result in significant delay or suspension of our clinical trials, regulatory submissions, receipt of required approvals or commercialization of our products and harm our business.

In addition, because our third party manufacturers operate outside of the United States, and many of the raw materials and the labor that are used to manufacture our product candidates are based in foreign countries, we may experience currency exchange rate risks, even though, in some instances our contracts are denominated in U.S. dollars. We do not currently engage in forward contracts to hedge this currency risk and as a result, may suffer adverse financial consequences as a result of this currency risk.

Further, our third party manufacturers operate outside of the United States and the materials used to manufacture our product candidates originate outside the United States, including certain materials which may be sourced from China. The FDA could increase its diligence with regard to foreign sourced materials and manufacturing processes which may result in increased costs of maintaining foreign manufacturing and could lengthen or delay the regulatory review process required to gain approval for our product candidates.

We rely on third parties to conduct our non-clinical and clinical trials. If these third parties do not perform as contractually required or otherwise expected, we may not be able to obtain regulatory approval for our product candidates.

We do not currently conduct non-clinical and clinical trials on our own, and instead rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to assist us with our non-clinical and clinical trials. We are also required to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. If these third parties do not successfully carry out their duties to us or regulatory obligations or meet expected deadlines, if the third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our non-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for our product candidates.

Even though certain of our clinical trials for NGX-4010 in treatment of PHN and HIV-DSP have met their primary endpoints, certain other studies in these indications have not met their primary endpoints and, our clinical trials for other indications, if we decide to conduct them, may not succeed, which would adversely impact our long term success.

We have not prepared for or conducted any NGX-4010 clinical trials for indications other than PHN, HIV-DSP and PDN. We are in Phase 2 clinical trials for the use of NGX-4010 for the management of PDN. PDN represents a much larger market opportunity than either PHN or HIV-DSP, and unless we successfully complete required clinical trials and obtain regulatory approvals for the use of NGX-4010 for PDN patients, we will be unable to market NGX-4010 for this indication in the United States and possibly in other countries including those in the European Union. If this occurs, our long term ability to succeed will be significantly and negatively impacted. We believe that we will have to conduct two successful Phase 3 trials for future indications, including PDN, and that for PDN in particular, we may be required to perform additional safety studies, before we can obtain approval to market our product candidates for such indications.

Results of clinical trials of NGX-4010 for patients with PHN or HIV-DSP do not necessarily predict the results of clinical trials involving other indications. NGX-4010 may fail to show desired safety and efficacy for management of pain associated with PDN and other indications, despite results from earlier clinical trials involving PDN, PHN and/or HIV-DSP. Any failure or significant delay in completing clinical trials for NGX-4010 with PDN and other indications, or in receiving regulatory approval involving such indications, may significantly harm our business.

Delays in the commencement or completion of clinical testing could result in increased costs to us and delay our ability to generate revenues.

We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be disrupted for a variety of reasons, including difficulties in:

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addressing issues raised by the FDA or European health authorities regarding safety, design, scope and objectives of future clinical studies, particularly in regard to our PDN and NGX-1998 planned clinical programs;

•	recruiting and enrolling patients to participate in a clinical trial;

•	obtaining regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective clinical research organizations and trial sites;

•	manufacturing sufficient quantities of a product candidate; and

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site.

A clinical trial may also be suspended or terminated by us, the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or in accordance with our clinical protocols;

•	inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; or

•	inadequate patient enrollment or lack of adequate funding to continue the clinical trial.

In addition, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes, which could impact the cost, timing or successful completion of a clinical trial. If we experience delays in the commencement or completion of our clinical trials, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also lead to the denial of regulatory approval of a product candidate.

We must enter into an agreement with, and depend upon, one or more partners to assist us in commercializing our lead product candidate, NGX-4010, in Europe.

Because of our limited financial and other resources, we must actively seek and enter into a collaboration with one or more European partners to assist us in our planned European NGX-4010 launch, if marketing approval is granted. Any collaboration agreement we enter into may contain unfavorable terms, for example, with respect to product candidates covered, control over decisions and responsibilities, termination rights, payment, and other significant terms. Our ability to receive any significant revenue from our product candidates covered by the collaboration agreement will be dependent on the efforts of our collaboration partner and may result in lower levels of income to us than if we marketed our product candidates entirely on our own. The collaboration partner may not fulfill its obligations or commercialize our product candidates as quickly as we would like. We could also become involved in disputes with our partner, which could lead to delays in or termination of our commercialization programs and time-consuming and expensive litigation or arbitration. If a collaboration partner terminates or breaches its agreement with us, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or commercializing our product candidates would be materially and adversely affected.

Additionally, depending upon the collaboration partner that we choose, other companies that might otherwise be interested in developing products with us could be less inclined to do so because of our relationship with the collaboration partner. If our ability to work with present or future strategic partners or collaborators is adversely affected as a result of our collaboration agreement, our business prospects may be limited and our financial condition may be adversely affected. There can be no assurance that we will be able to enter into a collaboration for commercialization in Europe, or that if we do, it is on a time frame and on economic terms that are favorable to us. Our ongoing interactions with the EMEA regarding our MAA, including with respect to any questions raised or determinations made by the EMEA, that delay or prevent approval for a broad label or otherwise or that arise from our planned supplementation of our MAA with data from PHN and HIV-DSP trials completed after its original submission, may prevent or delay the entry into or completion of a collaboration or adversely impact the terms of such collaboration.

If we are unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, we will not be successful in commercializing our product candidates.

In order to commercialize any of our product candidates successfully, we must either acquire or internally develop a capable sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these services for us. The acquisition or development of a capable sales, marketing and distribution infrastructure will require substantial resources, which may divert the attention of our management and key personnel and negatively impact our product development efforts. We intend to enter into partnering or other distribution arrangements for commercialization outside the United States. While we currently intend to develop a direct sales and marketing organization in the United States for NGX-4010, because we believe that we can best serve our target customers with a focused, specialty sales force, our strategy may change and we may instead, seek a collaboration partner. If we decide to seek a collaboration partner in the United States, such a collaboration may negatively impact our ability to seek additional strategic relationships and/or may negatively impact the value of your investment in us. Factors that may inhibit our efforts to develop an internal sales, marketing and distribution infrastructure include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or convince adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating a sales and marketing organization.

We also may not be able to enter into collaborations on acceptable terms, if at all, and we may face competition in our search for partners with whom we may collaborate. If we are not able to build a sales, marketing and distribution infrastructure or collaborate with a partner to perform these functions, we may be unable to commercialize our product candidates successfully, which would adversely affect our business and financial condition.

Our product candidates may never achieve market acceptance even if we obtain regulatory approvals.

Even if we receive regulatory approvals for the commercial sale of our product candidates, the commercial success of these product candidates will depend on, among other things, acceptance by physicians and patients. Market acceptance of, and demand for, any product that we develop and commercialize will depend on many factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	our ability to obtain adequate pricing and sufficient insurance coverage and reimbursement;

•	availability, relative cost and relative efficacy and safety of alternative and competing treatments;

•	the effectiveness of our or our collaborators’ sales, marketing and distribution strategy;

•	publicity concerning our products or competing products and treatments; and

•	our ability to produce product in commercial quantities sufficient to meet demand.

If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business.

If physicians are not adequately reimbursed for their time and services in administering NGX-4010, it is likely that they will not prescribe NGX-4010.

Because many persons suffering from PHN are elderly, in order for NGX-4010 to be economically viable for this indication in the United States, we will need Medicare coverage for NGX-4010, if and when NGX-4010 is approved by the FDA for marketing. Medicare policymakers or local contractors that process claims for Medicare may determine that NGX-4010 is not “reasonable and necessary” for Medicare beneficiaries or is reasonable and necessary only under limited circumstances. If Medicare policymakers or a significant portion of contractors determine that NGX-4010 is not reasonable and necessary for and deny or significantly limit reimbursement for NGX-4010, our business would be harmed, not only because Medicare beneficiaries represent a substantial portion of our target market, but also because Medicare’s coverage decisions would likely affect the determination of many state Medicaid programs and private payors.

Even if NGX-4010 is covered by Medicare, we cannot determine whether that coverage will be primarily under Medicare Part B or Medicare Part D. Although products administered by a physician, as we expect NGX-4010 will be, are ordinarily covered by Medicare Part B, which also reimburses the physician for services in administering the product, Medicare Part B does not currently provide reimbursement for the use of topical patches in the treatment of peripheral neuropathic pain. Obtaining coverage for NGX-4010 and its related administration under Part B is important to our future success, and there is a possibility that our efforts to achieve such a change in a policy will not be successful or if successful, will likely take one or more years to achieve. Any delay in achieving reimbursement under Part B will have a negative impact on our ability to generate revenues.

Lidoderm, a self-administered topical patch for treating PHN, is covered under Medicare Part D, the outpatient prescription drug benefit that took effect in 2006. Part D may provide reimbursement for NGX-4010, but we do not view Part D coverage as being as favorable as Part B coverage, because each Part D plan establishes its own formulary and may or may not decide to include NGX-4010, or if it does, may seek to negotiate significantly lower prices in order to include the product in their formularies. Additionally, Part D does not include reimbursement for the physician’s administration of the product. Patient preparation and NGX-4010 application time is significant and may take two hours or longer, which significantly impacts a physician’s ability to see other patients and, consequently, the physician’s revenue. If physicians are not adequately reimbursed for their time and services in administering NGX-4010, it is likely that they will not prescribe NGX-4010, which would significantly impair our ability to obtain revenues.

We also will need to obtain favorable coverage and reimbursement decisions for NGX-4010 from private insurers, including managed care organizations. We expect that private insurers will consider the efficacy, cost-effectiveness and safety of NGX-4010 in determining whether to provide reimbursement for NGX-4010 and at what level. Obtaining these coverage and reimbursement decisions will be a time consuming process requiring substantial resources and we may not receive adequate reimbursement of NGX-4010 from private insurers.

We expect to experience pricing pressures in connection with the sale of NGX-4010, if approved, and our potential future products, due to the trend toward programs and legislation aimed at reducing healthcare costs, as well as the increasing influence of managed care organizations. In many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to direct governmental control and is influenced by drug reimbursement programs that employ a variety of price control mechanisms. In these countries, pricing negotiations with governmental authorities or reimbursement programs can take 6 to 12 months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct additional studies, such as a study to determine the cost-effectiveness of NGX-4010 compared to other currently available therapies. If reimbursement for NGX-4010 is unavailable, delayed or limited in scope or amount or if pricing is set at unsatisfactory levels, our business would be materially harmed.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

Although we currently have product liability insurance coverage for our clinical trials with limits that we believe are customary and adequate to provide us with coverage for foreseeable risks associated with our product candidate development efforts, our insurance coverage may not reimburse us or may be insufficient to reimburse us for the actual expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing.

We face substantial competition which may result in others discovering, developing or commercializing products before or more successfully than us.

If NGX-4010 receives marketing approval, it will compete against well-established products marketed by large pharmaceutical companies with far greater name recognition and resources than we have. NGX-4010 will also compete with medications used off-label. The most directly-competitive currently-marketed products in the United States are Lidoderm, an FDA-approved 5% lidocaine topical patch for the treatment of PHN marketed by Endo Pharmaceuticals, and Lyrica, an oral anti-convulsant, marketed by Pfizer for use in the treatment of PHN. In addition to these branded drugs, the FDA has approved gabapentin (Neurontin) for use in the treatment of PHN. Gabapentin is marketed by Pfizer and multiple generic manufacturers, and is the most widely-prescribed drug in the United States for treatment of neuropathic pain. Pfizer has also received FDA approval of Lyrica for the treatment of PDN, fibromyalgia, epilepsy and general anxiety disorder. The FDA has approved Cymbalta from Eli Lilly for use in the treatment of PDN, general anxiety disorder and depression.

Prior to any market launch, competition may become stronger and more direct and products in development, including products that we are unaware of, may compete with NGX-4010. There are many other companies working to develop new drugs and other therapies to treat pain in general and neuropathic pain in particular, including GlaxoSmithKline, Newron Pharmaceuticals S.p.A, Depomed Inc., Novartis AG, UCB S.A, Pfizer and Eli Lilly. Many of the compounds in development by such companies are already marketed for other indications, such as anti-depressants or anti-seizure drugs. We are also aware of a small, privately-held specialty pharmaceutical company that may have begun early development of a high-concentration capsaicin patch for the treatment of PHN, for which the FDA has granted orphan drug designation, as well as early development of a local anesthetic patch for the treatment of PHN, HIV-DSP and PDN. If this company successfully completes its development efforts without violation of our intellectual property rights, it would compete against us. If it were granted orphan exclusivity and was approved by the FDA in an indication that we are attempting to gain approval for before our product candidate is approved, it would significantly harm our ability to commercialize NGX-4010. In addition, physicians employ other interventional procedures, such as nerve stimulation or nerve blocks, to treat patients with difficult to treat neuropathic pain conditions. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, such as vaccines, occur in the biopharmaceutical industry at a rapid pace. Any of these developments may render our product candidates obsolete or noncompetitive.

Many of our potential competitors, either alone or together with their partners, have substantially greater financial resources, research and development programs, clinical trial and regulatory experience, expertise in prosecution of intellectual property rights, and manufacturing, distribution and sales and marketing capabilities than we do. As a result of these factors, our competitors may:

•	develop product candidates and market products that are less expensive, safer, more effective or involve more convenient treatment procedures than our future products;

•	commercialize competing products before we can launch any of our product candidates;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic alliances; and

•	take advantage of acquisition or other opportunities more readily than we can.

The life sciences industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change we may be unable to compete effectively.

Even if our product candidates receive regulatory approval, they will be subject to ongoing regulatory requirements and may face regulatory or enforcement action.

Any product candidate for which we receive regulatory approval, together with our third-party manufacturing facilities and processes, post-approval clinical data, and advertising and promotional activities for the product, will be subject to significant review and ongoing and changing regulation by the FDA, the EMEA and other regulatory agencies. Failure to comply with regulatory requirements may subject us to administrative and judicially-imposed sanctions. These may include warning letters, adverse publicity, civil and criminal penalties, injunctions, product seizures or detention, product recalls, total or partial suspension of production, and refusal to approve pending product marketing applications.

Even if we receive regulatory approval to market a particular product candidate, the approval could be conditioned on us conducting additional costly post-approval studies or could limit the indicated uses included in our labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries.

We have limited experience in regulatory affairs.

We have limited experience in preparing, submitting and prosecuting regulatory filings including NDAs, MAAs and other applications necessary to gain regulatory approvals. Moreover, some of our product candidates are based on novel applications of therapies that have not been extensively tested in humans, and the regulatory requirements governing these types of products may be less well defined or more rigorous than for conventional products. As a result of these factors, in comparison to our competitors, we may require more time and incur greater costs to obtain regulatory approvals of products that we develop, license or acquire.

We may not be able to obtain Hatch-Waxman Act data exclusivity or equivalent regulatory data exclusivity protection in other jurisdictions for NGX-4010.

We intend to rely, in part, on Hatch-Waxman exclusivity for the commercialization of NGX-4010 in the United States. The Hatch-Waxman Act provides five-year data exclusivity to the first applicant to gain approval of an NDA under specific provisions of the Food, Drug and Cosmetic Act for a product using an active ingredient that the FDA has not previously approved. While we believe that the FDA has not approved another product containing the active ingredient of NGX-4010, a highly pure synthetic capsaicin, there can be no assurance that a competing product containing a synthetic capsaicin will not achieve approval before NGX-4010 or that NGX-4010 will be able to qualify for Hatch-Waxman exclusivity. This data exclusivity will not prevent the FDA from approving a competitor’s NDA if the competitor’s NDA is based on studies it has performed and not on our studies.

We are aware of a company that may file an NDA for a product that contains a low concentration of a closely related compound to capsaicin. While we believe that this product, should it be approved by the FDA, may not preclude the granting of data exclusivity under Hatch-Waxman to NGX-4010, we can make no assurance to such belief. If we are unable to achieve data exclusivity, our revenues could be significantly harmed.

There can be no assurance that European authorities will grant data exclusivity to NGX-4010, because it does not contain a new active molecule. Even if European data exclusivity is granted for NGX-4010, that may not protect us from direct competition. Given the well-established use of capsaicin as a pain reliever, a competitor with a generic version of NGX-4010 may be able to obtain approval of their product during NGX-4010’s period of data exclusivity, by submitting an MAA with a less than full package of preclinical and clinical data.

Our “fast track” designation for development of NGX-4010 for treatment of painful HIV-associated neuropathy may not actually lead to a faster development or regulatory review or approval process.

A product intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for such a condition may be submitted to the FDA for “fast track” designation. Although we received fast track designation from the FDA for NGX-4010 for the treatment of HIV-DSP, there is no assurance that we will experience a faster development process, review or approval, compared to conventional FDA standards, or that the product will be approved at all. Further, we anticipate the FDA will, as is the case with other indications, require two successful Phase 3 studies in HIV-DSP to support an approval for that indication, and therefore, we may never seek approval for HIV-DSP or we will likely need to conduct one or more additional Phase 3 studies prior to submission of an NDA for HIV-DSP. The FDA may also withdraw our fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may not be able to obtain or maintain orphan drug exclusivity for NGX-4010.

The FDA granted us orphan drug status with regard to NGX-4010 for the treatment of HIV-DSP. If a product that has orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity—that is, for seven years, the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances. We may be unable to obtain orphan drug designations for any additional product candidates or exclusivity for any of our product candidates, or our potential competitors may obtain orphan drug exclusivity for capsaicin-based products competitive with our product candidates before we do, in which case we may be excluded from that market for the exclusivity period. In addition, orphan drug designation previously granted may be withdrawn under certain circumstances. Even if we obtain orphan drug exclusivity for any of our product candidates, we may not be able to maintain it if a competitive product is shown to be clinically superior to our product. Although obtaining FDA approval to market a product with orphan exclusivity can be advantageous, there can be no assurance that it would provide us with a significant commercial advantage.

We depend on our key personnel. If we are not able to retain them, our business will suffer.

We are highly dependent on the principal members of our management and scientific staff. The competition for skilled personnel among biopharmaceutical companies in the San Francisco Bay Area is intense and the employment services of our scientific, management and other executive officers are terminable at-will. If we lose one or more of these key employees, our ability to implement our business strategy successfully could be seriously harmed. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. We do not carry key man life insurance on any of our key personnel.

Our management and auditors identified material weaknesses in our internal controls as part of the audit of the consolidated financial statements for the year ended December 31, 2006.

The existence of material weaknesses is an indication that there is a reasonable probability that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. For example, in connection with our fiscal 2006 financial statement audit, our independent accounting firm informed us that they had identified material weaknesses in our internal controls relating to having insufficient personnel resources with sufficient technical accounting expertise within our accounting function. During 2007, we took steps to remediate these weaknesses and at December 31, 2007, we believe that the weaknesses previously identified have been remediated.

We cannot assure you that these or other material weaknesses or significant deficiencies in our internal controls will not be discovered in the future. If we fail to maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company and we may not be able to provide a report on the effectiveness of our internal controls. Any failure by us to timely provide the required financial information or provide a report on the effectiveness of our internal controls could materially and adversely impact our financial condition and the market value of our securities.

Risks Related to Our Finances and Capital Requirements

We have incurred operating losses in each year since inception and expect to continue to incur substantial and increasing losses for the foreseeable future.

We have not generated any revenue to date and we have incurred operating and net losses each year since our inception in 1998. Our net loss for the twelve months ended December 31, 2007 was approximately $32.0 million. As of December 31, 2007 we had an accumulated deficit of approximately $164.1 million. We expect to incur increasing losses for several years, as we develop, seek regulatory approvals for and commercialize NGX-4010, and continue other research and development activities. If NGX-4010 fails in clinical trials, does not gain regulatory approval or does not achieve market acceptance, we will not generate any revenue. We cannot assure you that we will be profitable even if we commercialize NGX-4010. If we fail to achieve and maintain profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

We will require substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our development programs or commercialization efforts.

We had cash, cash equivalents and short term investments totaling $52.9 million at December 31, 2007 and during 2007 we used cash of $28.7 million in operating activities. We expect our negative cash flows from operations to continue beyond potential regulatory approval and product launch and there can be no assurance that we will ever achieve positive cash flows from operations. Although we believe, based on our current operating plan that our cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least the next 12 months, the development and regulatory approval of NGX-4010 and other product candidates and the acquisition and development of additional products or product candidates by us, as well as the development of our sales and marketing capabilities, will require the commitment of substantial funds. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•	the need to conduct additional clinical trials

•	the rate of progress and cost of our clinical trials and other development activities;

•	the costs and timing of regulatory approval;

•	the costs of establishing or contracting for sales and marketing capabilities;

•	the extent to which we acquire or in-license new products, technologies or businesses;

•	the effect of competing technological and market developments; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We intend to seek additional funding through strategic alliances or through public or private sales of our equity securities. In addition, we may obtain equipment leases and may pursue opportunities to obtain debt financing in the future. There can be no assurance, however, that strategic alliances, additional equity or debt financing will be available on reasonable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our then existing or planned development, commercialization or expansion activities.

Raising additional funds by issuing securities or through licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of our assets, as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments. In addition, if we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us.

Risks Related to our Intellectual Property

The commercial success, if any, of NGX-4010 depends, in part, on the rights we have under certain patents.

The commercial success, if any, of NGX-4010 depends, in part, on a device patent granted in the United States and a device patent granted in Hong Kong and certain countries of Europe concerning the use of a dermal patch for high-concentration capsaicin delivery for the treatment of neuropathic pain. We exclusively license these patents, as well as a related pending patent application in Canada, from the University of California. We do not currently own, and do not have rights under this license to any issued patents that cover NGX-4010 outside Europe, Hong Kong or the United States. One or more of the inventors named in the method patent described below may assert a claim of inventorship rights to such patent, which may result in our loss of exclusive use of this patent. Although we do not believe these individuals are co-inventors, there can be no assurance that we would prevail if such a claim were asserted. The absence of exclusive rights to utilize such patent exposes us to a greater risk of direct competition and could materially harm our business.

In addition to other patents and patent applications which have been licensed under our agreements with third party manufacturers, including the issued patents and pending applications licensed under our commercial supply agreement for NGX-4010, we also license a method patent granted in the United States from the University of California concerning the delivery of high-concentration capsaicin for the treatment of neuropathic pain. Two of the three inventors named in the method patent did not assign their patent rights to the University of California. As a result, our rights under this patent are non-exclusive. Anesiva, a company focused on the development and commercialization of treatments for pain, including injection or infiltration of capsaicin for post-surgical pain, osteoarthritis or interdigital neuroma, has licensed from one of the non-assigning inventors the right to use the technology under the method patent. There can be no assurances that other entities will not similarly obtain rights to use the technology under the method patent. If other entities license the right to use this patent, we may face more products competitive with NGX-4010 and our business will suffer.

If we are unable to maintain and enforce our proprietary rights, we may not be able to compete effectively or operate profitably.

Our commercial success will depend, in part, on obtaining and maintaining patent protection, trade secret protection and regulatory protection (such as Hatch-Waxman protection or orphan drug designation) of our proprietary technology and information as well as successfully defending against third-party challenges to our proprietary technology and information. We will be able to protect our proprietary technology and information from use by third parties only to the extent that valid and enforceable patents, trade secrets or regulatory protection cover them and we have exclusive rights to utilize them.

Our commercial success will continue to depend in part on the patent rights we own, the patent rights we have licensed, the patent rights of our collaborators and suppliers and the patent rights we plan to obtain related to future products we may market. Our success also depends on our and our licensors’, collaborators’ and suppliers’ ability to maintain these patent rights against third-party challenges to their validity, scope or enforceability. Further, we do not fully control the patent prosecution of our licensed patent applications. There is a risk that our licensors will not devote the same resources or attention to the prosecution of the licensed patent applications as we would if we controlled the prosecution of the patent applications, and the resulting patent protection, if any, may not be as strong or comprehensive as if we had prosecuted the applications ourselves.

The patent positions of biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example:

•	we or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications or the pending patent applications of our licensors will result in issued patents;

•

our issued patents and the issued patents of our licensors may not provide a basis for commercially viable products, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties;

•	we may not develop additional proprietary technologies or product candidates that are patentable; or

•	the patents of others may have an adverse effect on our business.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we seek to protect confidential information, in part, by confidentiality agreements with our employees, consultants, contractors, or scientific and other advisors, they may unintentionally or willfully disclose our information to competitors. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

If we are not able to defend the patent or trade secret protection position of our technologies and product candidates, then we will not be able to exclude competitors from developing or marketing competing products, and we may not generate enough revenue from product sales to justify the cost of development of our product candidates and to achieve or maintain profitability.

If we are sued for infringing intellectual property rights of other parties, such litigation will be costly and time consuming, and an unfavorable outcome would have a significant adverse effect on our business.

Although we believe that we would have valid defenses to allegations that our current product candidates, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties of which we are aware, we cannot be certain that a third party will not challenge our position in the future. Other parties may own patent rights that might be infringed by our products or other activities. For example, in June 2005, Winston Laboratories sent us a letter informing us of their U.S. patent related to ciscapsaicin, and suggesting that our synthetic capsaicin formulation could infringe this patent. We responded in August 2005 by denying any infringement. In 2007, Winston has reiterated its claim and offered to discuss a license to its patent. We have responded by denying infringement. We believe that our products, if commercialized, will not infringe the Winston patent, which is due to expire in 2009, but may be extended under certain circumstances. There has been, and we believe that there will continue to be, significant litigation and demands for licenses in our industry regarding patent and other intellectual property rights. Our competitors or other patent holders may assert that our products and the methods we employ are covered by their patents. These parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or in order to avoid potential claims, we may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The cost to us of any litigation or other proceedings relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our potential competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to continue our operations. Should third parties file patent applications, or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention which could result in substantial costs to us or an adverse decision as to the priority of our inventions. An unfavorable outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties. There is no guarantee that any prevailing party would offer us a license or that we could acquire any license made available to us on commercially acceptable terms.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

We are a party to a number of technology licenses that are important to our business and expect to enter into additional licenses in the future. For example, we hold licenses from The University of California and LTS Lohmann Therapie-Systeme AG under patents and patent applications relating to NGX-4010, our lead product candidate. These licenses impose various commercialization, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license, including NGX-4010.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to an Investment in our Common Stock

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above your investment price.

The stock market has experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	our ability to obtain regulatory approvals and develop and market new and enhanced product candidates on a timely basis;

•	results from and any delays related to the clinical trials for our product candidates;

•	failure or delays in entering additional product candidates into clinical trials or in commencing additional clinical trials for current product candidates;

•	announcements by us or our collaborators or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	issuance of new or changed securities analysts’ reports or recommendations for our stock;

•	delay in entering, or termination of, strategic partnership relationships;

•	third-party healthcare reimbursement policies or determinations;

•	actual or anticipated quarterly variations in our results of operations or those of our collaborators or competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	commencement of, or our involvement in, litigation;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	market conditions in the life sciences sector;

•	any major change in our board or management; and

•	general economic conditions and slow or negative growth of our markets.

We will continue to incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could affect our operating results.

As a public company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the Commission and the NASDAQ Stock Market LLC. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

Future sales of shares by existing stockholders could cause our stock price to decline.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by our executive officers and directors and other stockholders in connection with our initial public offering on May 1, 2007, expired on October 29, 2007. Subject to applicable securities law restrictions and other agreements between the company and certain of such stockholders, these shares are now freely tradable.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Our executive officers, directors and their affiliates and significant stockholders beneficially own or control approximately 63% of the outstanding shares of our common stock as of February 29, 2008 (after giving effect to the exercise of all outstanding vested options and warrants exercisable within 60 days of such date). Accordingly, these executive officers, directors and their affiliates and significant stockholders acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Recent events in the credit markets have increased the risk that cash equivalents and short-term investments may not be fully available to fund operations or that investments could lose principal value.

Recent events in the credit markets have caused a liquidity crisis in certain credit facilities including mortgage-backed securities and auction-rate securities. In response to these events we have evaluated our investment portfolio and subsequent to December 31, 2007, we have either sold, at a gain, or realized the full value of asset backed securities and other relatively higher risk investments from our portfolio. While our invested balances do not include either mortgage-backed securities or auction-rate securities and our invested assets contain only highly liquid money market investments and high quality corporate obligations, we can not predict what effects a continued deterioration in credit markets may have on the companies that issued the corporate obligations, and how such potential effects may impact either the liquidity or principal balances or rates of return of our short-term investments. Further, there can be no assurance that there won’t be any future impairment of our investments if the sub-prime market crisis spreads to other sectors of the economy or if credit markets deteriorate further.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date, have contractual restrictions against paying cash dividends and currently intend to retain our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be an investors’ sole source of gain for the foreseeable future.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors disclosed in this prospectus or any prospectus supplement when evaluating an investment in our securities. This prospectus contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995 that are based upon current expectations. It is our intent that such statements be protected by the safe harbor created thereby.

Examples of such forward-looking statements include, but are not limited to, statements regarding:

•	the filing for regulatory approval of NGX-4010 with the FDA, the timing of such filing, and the scope of indications potentially covered by such filing;

•

the filing of additional data in connection with our MAA for NGX-4010 and the potential effect, if any, on the timing of the MAA review process as a result of filing such additional information or alterations in the scope of indications for which we are seeking approval under such MAA;

•	the sufficiency of existing resources to fund our operations for at least the next 12 months;

•	timing of the review process in connection with product candidate regulatory approval and the potential receipt of such approval;

•	plans and efforts to expand the scope of indications for which NGX-4010 may be approved, including PDN, and the timing of such efforts;

•	the potential benefits of, and markets for, our product candidates;

•	future losses, costs, and expenses;

•	expected future sources of revenue and capital;

•	our plans for sales, marketing and manufacturing;

•	potential competitors and competitive products;

•	capital requirements and our needs for additional financing;

•	patents and intellectual property; and

•	uses of proceeds from the exercise of the Warrants, if any.

In addition, the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus and the documents incorporated by reference in this prospectus, particularly in the sections entitled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

The proceeds from the sale of the Shares offered pursuant to this prospectus are solely for the accounts of the selling stockholders. Accordingly, we will not receive any of the proceeds from the sale of Shares offered by this prospectus. See “Selling Stockholders” and “Plan of Distribution” described below.

We will, however, receive proceeds from the exercise of any Warrants, if the exercise price is paid in cash. If all of the Warrants are exercised for cash, we will receive proceeds of approximately $9.67 million, which we currently intend to use for general corporate purposes.

SELLING STOCKHOLDERS

The following table provides information regarding the selling stockholders and the number of Shares each selling stockholder is offering, including the Warrant Shares held by each selling stockholder. We have prepared this table based on information furnished to us by or on behalf of the selling stockholders. Under the rules of the Commission, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and generally includes voting or investment power with respect to securities, including any securities that grant the selling stockholder the right to acquire common stock within 60 days of March 31, 2008. Unless otherwise indicated in the footnotes below, we believe that the selling stockholders have sole voting and investment power with respect to all shares beneficially owned. The percentage ownership data is based on 17,483,678 shares of our common stock issued and outstanding as of March 31, 2008. Since the date on which they provided us with the information below, the selling stockholders may have sold, transferred or otherwise disposed of some or all of their Shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

The Shares may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their Shares or by other successors in interest. The information regarding shares beneficially owned after this offering assumes the sale of all Shares offered by each of the selling stockholders. The selling stockholders may sell less than all of the Shares listed in the table. In addition, the Shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of Shares the selling stockholders will sell under this prospectus.

Except as set forth below, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. Entities affiliated with ARCH Venture Partners have beneficially owned in excess of 5% of our outstanding capital stock over the last three years. Robert T. Nelsen, a member of our board of directors since 2000, is a managing director of ARCH Venture Partners, and Bruce Peacock, a member of our board of directors since September 2007, is a venture partner with SV Life Sciences Fund.

The selling stockholders have represented to us that they purchased the Common Shares (and the right to acquire Warrant Shares pursuant to exercise of the Warrants) for their own account, for investment only and not with a view toward selling or distributing them in violation of the Securities Act, except in sales either registered under the Securities Act, or sales that are exempt from registration. In recognition of the fact that the selling stockholders, even though purchasing their shares for investment, may wish to be legally permitted to sell their Shares when they deem appropriate, we agreed with the selling stockholders to file a registration statement to register the resale of the Shares. We have also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of (i) the date as of which all of the selling stockholders may sell all of the Shares within a 90 day period pursuant to Rule 144, (ii) December 23, 2010, (iii) two years from the effective date of the registration statement of which this prospectus is a part, or (iv) the date when all of Shares have been sold by the selling stockholders.

	Shares Beneficially Owned before Offering (1)			Shares Beneficially Owned After Offering (1)
Name of selling stockholders	Number	Percentage (%)	Shares Offered Hereby (2)	Number	Percentage (%)
SV Life Sciences Fund IV L.P.(3)	3,049,731	16.8	3,049,731	—	—
SV Life Sciences Fund IV Strategic Partners L.P.(3)	86,584	*	86,584	—	—
Deerfield Special Situations Fund, L.P.(4)	864,693	4.9	372,179	492,514	2.8
Deerfield Special Situations Fund International Ltd.(4)	1,589,081	9.0	673,268	915,813	5.2
ARCH Venture Fund V, L.P.(5)	3,028,149	17.2	496,821	2,531,328	14.4
Cross Creek Capital L.P.(6)	478,767	2.7	379,560	99,207	*
Cross Creek Capital Employees’ Fund, L.P.(6)	47,062	*	37,310	9,752	*
Wasatch Microcap Value Fund(6)	131,730	*	131,730	—	—

*	Less than 1%.
(1)	Includes an aggregate of 1,206,273 Warrant Shares underlying Warrants that became exercisable upon issuance, which Warrant Shares are deemed outstanding for computing the percentage ownership of the selling stockholder holding Warrant Shares before the offering and after giving effect to the offering, but are not deemed outstanding for computing the beneficial ownership of any other selling stockholder.
(2)	We do not know when or in what amounts a selling stockholder may offer Shares for sale. The selling stockholders may not sell any or all of the Shares offered by this prospectus. Because the selling stockholders may offer all or some of the Shares pursuant to this offering and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the Shares, we cannot estimate the number of Shares that will be held by the selling stockholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the Shares covered by this prospectus will be held by the selling stockholders.
(3)	SV Life Sciences Fund IV L.P. and SV Life Sciences Fund IV Strategic Partners L.P. are affiliated entities. Amounts held by such entities represent: (a) 2,345,947 Common Shares acquired in the 2007 private placement by SV Life Science Fund IV, L.P. and the right to acquire 703,784 Warrant Shares pursuant to the exercise of Warrants acquired in the 2007 private placement and exercisable within 60 days of March 31, 2008 and (b) 66,603 Common Shares acquired in the 2007 private placement by SV Life Science Fund IV Strategic Partners, L.P. and the right to acquire 19,981 Warrant Shares pursuant to the exercise of Warrants acquired in the 2007 private placement and exercisable within 60 days of March 31, 2008. SV Life Sciences Fund IV (GP), L.P. is a general partner of SV Life Science Fund IV, L.P. and SV Life Science Fund IV Strategic Partners, L.P. and has sole dispositive and voting power over the shares owned by SV Life Science Fund IV, L.P. and SV Life Science Fund IV Strategic Partners, L.P. SVLSF IV, LLC is a general partner of SV Life Sciences Fund IV (GP), L.P. and has sole dispositive and voting power over the shares owned by of SV Life Science Fund IV, L.P. and SV Life Science Fund IV Strategic Partners, L.P. The people at SVLSF IV, LLC who have investment control of the SV Life Science Fund IV, L.P. and SV Life Science Fund IV Strategic Partners, L.P. shares are Kate Bingham, James Garvey, Lutz Giebel, Eugene Hill, David Milne, Michael Ross and Henry Simon, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.
(4)	Deerfield Special Situations Fund, L.P. and Deerfield Special Situations Fund International Ltd. are affiliated entities. Amounts held by such entities represent: (a) 286,292 Common Shares acquired in the 2007 private placement by Deerfield Special Situations Fund, LP and the right to acquire 85,887 Warrant Shares pursuant to the exercise of Warrants acquired in the 2007 private placement and exercisable within 60 days of March 31, 2008, (b) 517,898 Common Shares acquired in the 2007 private placement by Deerfield Special Situations Fund International LTD and the right to acquire 155,370 Warrant Shares pursuant to the exercise of Warrants acquired in the 2007 private placement and exercisable within 60 days of March 31, 2008, (c) 492,514 shares of common stock held by Deerfield Special Situations Fund, LP independent of the 2007 private placement and (d) 915,813 shares of common stock held by Deerfield Special Situations Fund International LTD independent of the 2007 private placement. James E. Flynn and Deerfield Capital, L.P. may be deemed to share dispositive and voting power over the shares held by Deerfield Special Situations Fund, LP and James E. Flynn and Deerfield Management Company, LP may be deemed to share dispositive and voting power over the shares held by Deerfield Special Situations Fund International LTD.

(5)	Represents: (a) 382,170 Common Shares acquired in the 2007 private placement by ARCH Venture Fund V, L.P. and the right to acquire 114,651 Warrant Shares pursuant to the exercise of Warrants acquired in the 2007 private placement and exercisable within 60 days of March 31, 2008 and (b) the following shares held by entities affiliated with ARCH Ventures independent of the 2007 private placement (i) 2,061,421 shares of common stock held by ARCH Venture Fund V, L.P., (ii) 458,903 shares of common stock held by Healthcare Focus Fund, L.P. and (iii) 11,004 shares of Common Stock held by ARCH V Entrepreneurs Fund, L.P. The people who have investment control of the ARCH Venture Fund V, L.P., ARCH V Entrepreneurs Fund, L.P., and the Healthcare Focus Fund, L.P. shares are Robert T. Nelsen, Steven Lazarus, Clinton Bybee and Keith Crandell, each of whom disclaims beneficial ownership except to the extent of their pecuniary interest therein.
(6)	Cross Creek Capital L.P., Cross Creek Capital Employees’ Fund, L.P. and Wasatch Microcap Value Fund are affiliated entities. Amounts held by such entities represent: (a) 291,969 Common Shares acquired in the 2007 private placement by Cross Creek Capital L.P. and the right to acquire 87,591 Warrant Shares pursuant to the exercise of Warrants acquired in the 2007 private placement and exercisable within 60 days of March 31, 2008, (b) 28,700 Common Shares acquired in the 2007 private placement by Cross Creek Capital Employees’ Fund, L.P. and the right to acquire 8,610 Warrant Shares pursuant to the exercise of Warrants acquired in the 2007 private placement and exercisable within 60 days of March 31, 2008, (c) 101,331 Common Shares acquired in the 2007 private placement by Wasatch Microcap Value Fund and the right to acquire 30,399 Warrant Shares pursuant to the exercise of Warrants acquired in the 2007 private placement and exercisable within 60 days of March 31, 2008, (d) 99,207 shares of common stock held by Cross Creek Capital L.P. independent of the 2007 private placement and (e) 9,752 shares of common stock held by Cross Creek Capital Employees’ Fund, L.P. independent of the 2007 private placement. Wasatch Advisors, Inc. is the sole member of Cross Creek Capital, LLC, which is the general partner of Cross Creek Capital GP, L.P., which is the general partner of Cross Creek Capital, L.P., and Cross Creek Capital Employees’ Fund, L.P. Wasatch Advisors, Inc. is the investment advisor for Wasatch Microcap Value Fund. Wasatch Advisors, Inc., through a four-person investment committee, has voting and dispositive authority over the shares held by Cross Creek Capital L.P., and Cross Creek Capital Employees’ Fund, L.P. Decisions by the investment committee are made by a vote of a majority of its members. Karey Barker, Sam Stewart, Robert Gardiner and Greg Bohlen are the members of the investment committee and each disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest therein. Wasatch Advisors, Inc., through one of its portfolio managers, has voting and dispositive authority over the shares held by Wasatch Microcap Value Fund. John Malooly has voting and dispositive authority over these shares and disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus for resale on behalf of the selling stockholders. The selling stockholders, which as used herein include donees, pledgees, transferees or other successors-in-interest selling Shares or interests in Shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Shares or interests in Shares on any stock exchange, market or trading facility on which the Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferee may offer and sell the shares from time to time under this prospectus, provided this prospectus has been amended under Rule 424(b) or under any applicable provision of the Securities Act to include the name of such transferee in the list of Selling Stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on the NASDAQ Global Market (or any other exchange on which the shares may be listed);

•	on the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such Shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b) or under any applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. To the extent required, this prospectus may be amended or supplemented under Rule 424(b) or under any applicable provision of the Securities act from time to time to describe a specific plan of distribution.

In connection with the sale of the Shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may, in turn, engage in short sales of the Shares in the course of hedging the positions they assume. The selling stockholders may also sell Shares short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the Shares offered by them will be the purchase price of the Shares less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Shares to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon exercise of the Warrants by payment of cash, however, we will receive the exercise price of the Warrants.

The selling stockholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of Shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act. To the extent required, the shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus, supplement or if appropriate, a post effective amendment to the registration statement that includes this prospectus.

We have borne and will bear substantially all of the costs, expenses and fees in connection with the registration of the Shares, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of Shares, which will be borne by the selling stockholder selling such Shares. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the Shares offered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders may be subject to the anti-manipulation rules of Regulation M, which may limit the timing of purchases and sales of Shares by such selling stockholders.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have agreed with each selling stockholder to keep the registration statement, of which this prospectus constitutes a part, effective with respect to its Shares until the earlier of (i) the date as of which all of the selling stockholders may sell all of the Shares within a 90 day period pursuant to Rule 144, (ii) December 23, 2010, (iii) two years from the effective date of the registration statement of which this prospectus is a part, or (iv) the date when all of the Shares have been sold by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 110,000,000 shares. Those shares consist of 100,000,000 shares designated as common stock, $0.001 par value, and 10,000,000 shares designated as preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock. As of March 31, 2008, there were approximately 17,483,678 shares of common stock issued and outstanding.

The following description summarizes the material terms of our capital stock. This summary is, however, subject to the provisions of our restated certificate of incorporation and any applicable certificate of designation for a series of preferred stock, and by the provisions of applicable law.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. However, we are not currently paying any dividends. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

All outstanding shares of common stock are fully paid and non-assessable, and all Shares offered by this prospectus are, or, in the case of the unexercised Warrant Shares, will be, when issued in accordance with the terms of the Warrants, validly issued and fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company without further action by the stockholders.

We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Some Provisions of Delaware Law

Provisions of Delaware law and our currently in effect amended and restated certificate of incorporation and amended bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

The stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Provisions of Our Charter Documents

Our currently in effect amended and restated certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our currently in effect amended and restated certificate of incorporation provides that directors may be removed with cause by the affirmative vote of the holders of the outstanding shares of common stock.

Our currently in effect amended bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The amended bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our amended bylaws provide that only our board of directors, the chairman of the board or the chief executive officer may call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

Our currently in effect amended and restated certificate of incorporation does not allow stockholders to act by written consent without a meeting. Without the availability of stockholder’s actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders’ meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders’ meeting and satisfy the notice periods determined by the board of directors.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Wells Fargo Bank, N.A. Its address is 161 North Concord Exchange South St. Paul, MN 55075-1139.

Listing

Our common stock has been approved for listing on the NASDAQ Global Market under the trading symbol NGSX.

Warrants

We issued warrants to the selling stockholders to purchase 1,206,273 Warrant Shares at a price of $8.034 per share. These Warrants are exercisable upon issuance and for a period of five years thereafter.

LEGAL MATTERS

The validity of the Shares being offered by this prospectus was passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, of Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation own an interest representing less than 1% of the shares of our outstanding common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy these reports, proxy statements and other information at the Commission’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the Commission and paying a fee for the copying cost. Please call the Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our Commission filings are also available at the Commission’s web site at www.sec.gov and our website at www.neurogesx.com. We have not incorporated by reference into this prospectus the information contained on our website and you should not consider it to be part of this prospectus.

INCORPORATION BY REFERENCE

The Commission allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus but before the end of any offering made under this prospectus and accompanying prospectus (other than current reports or portions thereof furnished under Item 2.02, 7.01 or 8.01 of Form 8-K, unless such current reports or portions thereof specifically reference their contents as being filed):

•

our annual report on Form 10-K for the fiscal year ended December 31, 2007, including portions of our Proxy Statement for our 2008 Annual Meeting of Stockholders to the extent specifically incorporated by reference therein; and

•

the description of our common stock contained in our Registration Statement on Form 8-A, filed with the Commission on April 30, 2007, as amended on May 1, 2007, and any further amendment or report filed hereafter for the purpose of updating such description.

Copies of documents incorporated by reference, excluding exhibits except to the extent such exhibits are specifically incorporated by reference, are available from us without charge, upon oral or written request to:

NeurogesX, Inc.

2215 Bridgepointe Parkway, Suite 200

San Mateo, California 94404

United States of America

Attn: Investor Relations

(650) 358-3300